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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 -------------

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (Amendment No. 2)*


                            SYMPHONIX DEVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  871951 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           J.P. MORGAN CAPITAL, L.P.
                                 60 WALL STREET
                            NEW YORK, NEW YORK 10260
                                 (212) 648-4084
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                AUGUST 16, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871951 10 9           SCHEDULE 13D                Page 2  of 17 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                               J.P. Morgan Capital, L.P.
                                               #13-4133600

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
                                                                              WC


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware


________________________________________________________________________________
               7    SOLE VOTING POWER
                                                                       6,380,902
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                               0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                                                                       6,380,902
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                               0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       6,380,902


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           18.0%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                                                                              PN


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 871951 10 9           SCHEDULE 13D                Page 3  of 17 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                               J.P. Morgan Capital Managtement
                                               Company, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
                                                                              OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware


________________________________________________________________________________
               7    SOLE VOTING POWER
                                                                               0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                       6,380,902
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                                                                               0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                       6,380,902

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       6,380,902


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           18.0%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                                                                              PN


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 871951 10 9           SCHEDULE 13D                Page 4  of 17 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                               J.P. Morgan Capital Management
                                               Company, L.L.C.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
                                                                              OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware


________________________________________________________________________________
               7    SOLE VOTING POWER
                                                                               0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                       6,380,902
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                                                                               0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                       6,380,902

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       6,380,902


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           18.0%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                                                                              OO


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 871951 10 9           SCHEDULE 13D                Page 5  of 17 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                               J.P. Morgan Investment Partners,
                                               L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
                                                                              OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware


________________________________________________________________________________
               7    SOLE VOTING POWER
                                                                               0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                       6,380,902
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                                                                               0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                       6,380,902

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       6,380,902


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           18.0%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                                                                              OO


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 871951 10 9           SCHEDULE 13D                Page 6  of 17 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                               J.P. Morgan Capital Corporation
                                               #13-3610583

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
                                                                              OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware


________________________________________________________________________________
               7    SOLE VOTING POWER
                                                                               0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                       6,380,902
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                                                                               0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                       6,380,902

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       6,380,902


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           18.0%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                                                                              CO


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 871951 10 9           SCHEDULE 13D                Page 7  of 17 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                               J.P. Morgan Chase & Co.
                                               #13-2624428

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
                                                                              OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware


________________________________________________________________________________
               7    SOLE VOTING POWER
                                                                               0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                       7,974,482
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                                                                               0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                       7,974,482

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       7,974,482


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           22.5%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                                                                           HC,CO


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 871951 10 9           SCHEDULE 13D                Page 8  of 17 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                               Sixty Wall Street Fund, L.P.
                                               #13-3926426

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
                                                                              WC


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware


________________________________________________________________________________
               7    SOLE VOTING POWER
                                                                       1,593,580
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                               0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                                                                       1,593,580
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                               0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
                                                                       1,593,580


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            4.5%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                                                                              PN


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 871951 10 9           SCHEDULE 13D                Page 9  of 17 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                               Sixty Wall Street Management
                                               Company, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
                                                                              OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware


________________________________________________________________________________
               7    SOLE VOTING POWER
                                                                               0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                       1,593,580
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                                                                               0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                       1,593,580

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
                                                                       1,593,580


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            4.5%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                                                                              PN


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 871951 10 9           SCHEDULE 13D                Page 10 of 17 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                               Sixty Wall Street Management
                                               Company, L.L.C.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
                                                                              OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware


________________________________________________________________________________
               7    SOLE VOTING POWER
                                                                               0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                       1,593,580
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                                                                               0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                       1,593,580

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
                                                                       1,593,580


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            4.5%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                                                                              OO


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 2 on Schedule 13D is being filed pursuant to Rule 13d-1(a) and Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, on behalf of J.P. Morgan Chase & Co., Incorporated, a Delaware corporation ("JPM"), J.P. Morgan Capital Corporation, a Delaware corporation, a wholly owned subsidiary of JPM and the general partner of J.P. Morgan Investment Partners, L.P. ("JPMCC"), J.P. Morgan Investment Partners, L.P., a Delaware limited partnership and the sole member of J.P. Morgan Capital Management Company, L.L.C. and Sixty Wall Street Management Company, L.L.C. ("JPMIM"), J.P. Morgan Capital Management Company, L.L.C., a
Delaware limited liability company and the general partner of J.P. Morgan Capital Management Company, L.P. ("JPM LLC") J.P. Morgan Capital Management Company, L.P., a Delaware limited partnership and the general partner of J.P. Morgan Capital, L.P. ("JPMCMC"), J.P. Morgan Capital, L.P., a Delaware limited partnership ("JPMCLP"), Sixty Wall Street Management Company, L.L.C., a Delaware limited liability company and the general partner of Sixty Wall Street Management Company, L.P. ("Sixty Wall LLC"), Sixty Wall Street Management Company, L.P., a Delaware limited partnership and the general partner of Sixty Wall Street Fund, L.P. ("Sixty Wall Management") and Sixty Wall Street Fund, L.P., a Delaware limited partnership ("Sixty Wall," and collectively with JPM, JPMCC, JPMIM, JPM LLC, JPMCMC, JPMCLP, Sixty Wall LLC and Sixty Wall Management, the "Reporting Persons").

Item 1.  Security and Issuer

The class of equity securities to which this Statement on Schedule 13D, Amendment No. 2 relates is the common stock, par value $0.001 per share (the "Common Stock") of Symphonix Devices, Inc., a Delaware corporation ("Symphonix"). The address of the principal executive offices of Symphonix is 2331 Zanker Road, San Jose, California 95131-1107.

Item 2 of the Schedule 13D, Amendment No. 1 ("Amendment No. 1") is hereby amended as follows:

Item 2.  Identity and Background

Information as to each executive officer and director of JPM, JPMCC, JPM LLC and Sixty Wall LLC, the sole members of JPM LLC and Sixty Wall LLC, and the general partner of each of JPMIM, JPMCMC, JPMCLP, Sixty Wall Management LP and Sixty Wall is set forth on Schedule A hereto and is incorporated herein by this reference.

(a)      Name of Person
(i)      J.P. Morgan Chase & Co.
(ii)     J.P. Morgan Capital Corporation
(iii)    J.P. Morgan Investment Partners, L.P.
(iv)     J.P. Morgan Capital Management Company, L.L.C.
(v)      J.P. Morgan Capital Management Company, L.P.
(vi)     Sixty Wall Street Management Company, L.L.C.
(vii)    Sixty Wall Street Management Company, L.P.
(viii)   J.P. Morgan Capital, L.P.
(ix)     Sixty Wall Street Fund, L.P.

(b) Place of Organization, Principal Business and Address of Principal Business and Principal Office:

JPM is a publicly held Delaware corporation and is a bank holding company. JPM's principal business and office address is 60 Wall Street, New York, New York 10260.

JPMIM is a Delaware limited partnership. JPMIM's principal business and office address is 60 Wall Street, New York, New York 10260.

JPM LLC is a Delaware limited liability company. JPM LLC's principal business and office address is 60 Wall Street, New York, New York 10260.

JPMCMC is a Delaware limited partnership. JPMCMC's principal business and office address is 60 Wall Street, New York, New York 10260.

Sixty Wall LLC is a Delaware limited liability company. Sixty Wall LLC's principal business and office address is 60 Wall Street, New York, New York 10260.

Sixty Wall Management is a Delaware limited partnership. Sixty Wall Management's principal business and office address is 60 Wall Street, New York, New York 10260.

(c)  Legal Proceedings

None of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any person named on Schedule A hereto, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 of Amendment No. 1 is hereby amended as follows:

Item 3.
Source and Amount of Funds or Other Consideration

On June 25, 2001, JPMCLP exercised its right to a one-time adjustment of the purchase price paid for the shares of Common Stock purchased by JPMCLP on November 10, 2000 (the "JPMCLP Shares"), as described in Item 4 below, to receive an additional 4,535,362 Shares of Common Stock (the "Additional JPMCLP Shares") for no additional consideration. Sixty Wall elected to participate in this purchase price adjustment, to receive an additional 978,490 shares of Common Stock (the "Additional Sixty Wall Shares") for no additional consideration.

Item 4 of the Amendment No. 1 is hereby amended as follows:

Item 4.
Purpose of Transaction

     On June 25, 2001, as certain conditions in the Common Stock Purchase Agreement among Symphonix, certain Investors (the "Investors") and JPMCLP (the "Purchase Agreement") were satisfied, which conditions are described in Item 6 below, JPMCLP exercised its right to acquire the Additional JPMCLP Shares. JPMCLP is acquiring the Additional JPMCLP Shares for the purpose of adjusting the price at which it made its original investment in Symphonix on November 10, 2000, and not with the intention of acquiring control of Symphonix's business.

Sixty Wall has elected to participate in the purchase price adjustment with respect to the Additional Sixty Wall Shares. Sixty Wall is acquiring the Additional Sixty Wall Shares for the purpose of adjusting the price at which it made its original investment in Symphonix on December 6, 2000, and not with the intention of acquiring control of Symphonix's business.

Item 5 of Amendment No. 1 is hereby amended as follows:

Item 5.
Interest in Securities of the Issuer

On June 25, 2001, JPMCLP exercised its right to acquire 4,535,362 Additional JPMCLP Shares, thereby increasing the aggregate number of shares of Common Stock owned by JPMCLP from 1,845,540 to 6,380,902. Sixty Wall has elected to participate in this price adjustment, thereby acquiring 978,490 Additional Sixty Wall Shares, and increasing the aggregate number of shares of Common Stock owned by Sixty Wall from 615,090 to 1,593,580. There will be 35,353,650 shares of Common Stock outstanding after giving effect to the Investors' purchase price adjustment, including the 4,535,362 Additional JPMCLP Shares and the 978,490 Additional Sixty Wall Shares. Based on that information, JPMCLP will own approximately 18.0%, and Sixty Wall will own approximately 4.5%, of the issued and outstanding shares of Common Stock after giving effect to the purchase price adjustment.


Item 6 of the Amendment No. 1 is hereby amended as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons have any contracts,  arrangements,  understandings
or  relationships   with  Symphonix  or  with  any  other  person  with  respect specifically to the securities of Symphonix, except as set forth below.

Pursuant to Section 2.2 of the Purchase Agreement, on June 25, 2001, JPMCLP exercised its right to acquire 4,535,362 Additional JPMCLP Shares from Symphonix, for no additional consideration, and Sixty Wall elected to participate in the purchase price adjustment to acquire 978,490 Additional Sixty Wall Shares for no additional consideration. Symphonix issued the Additional JPMCLP Shares and Additional Sixty Wall Shares on July 13, 2001. With the exercise of this one-time purchase price adjustment, no more purchase price adjustments are available to JPMCLP and Sixty Wall pursuant to the Purchase Agreement. A consequence of the purchase price adjustment is that the Investors, including JPMCLP and Sixty Wall, in the aggregate, will control 58.6% of Symphonix's voting power.

Pursuant to Section 8.1 of the Purchase Agreement, JPMCLP and Sixty Wall also have the right to maintain their respective percentage interests in the total number of outstanding shares of Common Stock in the event of future sales by
Symphonix of additional securities, by purchasing additional shares of securities from Symphonix under the terms specified in the Purchase Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


J.P. MORGAN CHASE & CO.


By:    /s/  James C. P. Barry
     ------------------------
     Name: James C.P. Barry
     Title: Vice President and Assistant Secretary               August 10, 2001


J.P. MORGAN CAPITAL CORPORATION


By:     /s/  James P. Marriott
     -------------------------
     Name:  James P. Marriott
     Title:  Vice President and Secretary                        August 10, 2001


J.P. MORGAN INVESTMENT PARTNERS, L.P.
By:  J.P. Morgan Capital Corporation, its General Partner


By:     /s/  James P. Marriott
     -------------------------
     Name: James P. Marriott
     Title:  Vice President and Secretary                        August 10, 2001


J.P. MORGAN CAPITAL MANAGEMENT COMPANY, L.L.C.


By:     /s/  James P. Marriott
     -------------------------
    Name: James P. Marriott
     Title:  Vice President and Secretary                        August 10, 2001


J.P. MORGAN CAPITAL MANAGEMENT COMPANY, L.P.
By:  J.P. Morgan Capital Management Company, L.L.C.
     As General Partner


By:     /s/  James P. Marriott
     -------------------------
     Name: James P. Marriott
     Title:  Vice President and Secretary                        August 10, 2001


J.P. MORGAN CAPITAL, L.P.
By:  J.P. Morgan Capital Management Company, L.P.
     As General Partner
By:  J.P. Morgan Capital Management Company, L.L.C.
     As General Partner


By:     /s/  James P. Marriott
     -------------------------
     Name: James P. Marriott
     Title:  Vice President and Secretary                        August 10, 2001

SIXTY WALL STREET MANAGEMENT COMPANY, L.L.C.


By:     /s/  James P. Marriott
     -------------------------
     Name: James P. Marriott
     Title: Vice President and Secretary                         August 10, 2001


SIXTY WALL STREET MANAGEMENT COMPANY, L.P.
By:  Sixty Wall Street Management Company, L.L.C.,
     As General Partner


By:     /s/  James P. Marriott
     -------------------------
     Name: James P. Marriott
     Title: Vice President and Secretary                         August 10, 2001


SIXTY WALL STREET FUND, L.P.
By:  Sixty Wall Street Management Company, L.P.
     As General Partner
By:  Sixty Wall Street Management Company, L.L.C.,
     As General Partner


By:     /s/  James P. Marriott
     ---------------------------
     Name: James P. Marriott
     Title: Vice President and Secretary                         August 10, 2001

                                   SCHEDULE A


I.    J.P. Morgan Chase & Co., 60 Wall Street, New York, NY 10260

                                 Officers
                                 ========

    Chairman of the Board                             Douglas A. Warner III
    President and CEO                                 William B. Harrison, Jr.
    Vice Chairman, Head of Retail and Middle Market   David A. Coulter
    Vice Chairman, Chairman, Investment Bank          Walter A. Gubert
    Vice Chairman                                     James B. Lee, Jr.
    Vice Chairman, Co-CEO - Investment Bank           Donald H. Layton
    Vice Chairman, Head of Finance, Risk Management   Marc J. Shapiro
    Vice Chairman, Co-CEO - Investment Bank           Geoffrey T. Boisl
    Managing Director, Chairman - Technology          Thomas B. Ketchum
    Executive Vice President, General Auditor         William J. Moran
    Chief Financial Officer                           Dina Dublon
    Managing Partner, Head of  JP Morgan Partners     Jeffrey C. Walker
    Managing Director, Corporate Treasurer            David B. Edelson
    Executive Vice President, Head of Market Risk     Leslye Daniele Webster
    Managing Director, Head of Credit Risk Policy     Suzanne Hammett
    General Counsel                                   William H. McDavid
    Corporate Secretary                               Anthony J. Horan
    Senior Vice President, Chief Compliance Officer   Gregory S. Meredith
    Director of Human Resources                       John J. Farrell
    Director of Corporate Marketing and Communicatio  Frederick W. Hill
    Controller                                        Joseph L. Solofani
    Assistant Corporate Secretary                     Berry James

         Directors
         =========

    Hana W. Becherer
    Riley P. Bechtel
    Frank A. Bennack, Jr.
    Lawrence A. Bossidy
    Anthony M. Burns
    Lawrence H. Fuller
    Ellen V. Futter
    William H. Gray III
    William B. Harrison, Jr.
    Helene L. Kaplan
    Lee R. Raymond
    John R. Stafford
    Lloyd D. Ward
    Douglas A. Warner III
    Marina V. N. Whitman

II.   J.P. Morgan Capital Corporation, 60 Wall Street, New York, NY 10260

                                 Executive Officers1
                                 ===================

    President, Chief Executive Officer and Managing Director John A. Mayer, Jr.*
    Managing Director                                     Pierre Dupont*
    Managing Director                                     Karl Fooks*
    Managing Director                                     Evan M. Graf*
    Managing Director                                     Alfredo M. Irigoin*
    Managing Director                                     Martin O'Neil*
    Managing Director                                     Timothy Purcell*
    Managing Director                                     Thomas S. Quinn*
    Managing Director                                     Thomas P. Reagan*
    Managing Director                                     Stephen Skoczylas*
    Managing Director                                     Tira Wannamethee*
    Managing Director                                     Brian F. Watson*
    Vice President                                        Aisaku Suzuki*
    Vice President                                        Francisco Bosch*
    Vice President                                        Michael L. Campbell*
    Vice President                                        Dominique Chaffard*
    Vice President                                        Kevin Charlton*

    Vice President                                        Francisco Churtichaga*
    Vice President                                        Alberto Delgado*
    Vice President and Assistant Secretary                Cheryl Eustace*
    Vice President                                        Martin Friedman*
    Vice President                                        Avi Gilboa*
    Vice President                                        Marc D. Johnson*
    Vice President and Assistant Secretary                Irena D. Kaufmann*
    Vice President                                        Stephen King*
    Vice President                                        Dietrick Knoer*
    Vice President                                        Howard Lask*
    Vice President                                        Andrew Liu*
    Vice President                                        Caroline Lovelace*
    Vice President and Secretary                          James P. Marriott*
    Vice President                                        Brian Mathis*
    Vice President                                        Terutomo Mitsumasu*
    Vice President                                        Christopher Molanphy*
    Vice President                                        Nicola Pedroni*
    Vice President                                        Peter M. Reilly*
    Vice President                                        Roberto Rodriguez*
    Vice President                                        Francisco Silveyra*
    Vice President                                        Robert Velarde*
    Assistant Secretary                                   Bee-Ann Benson*
    Assistant Secretary                                   Sandra King*

                                    Directors1
                                    ==========

      Chairman                                            John A. Mayer, Jr.*
                                                          Thomas B. Ketchum**
                                                          Clayton S. Rose***
                                                          Ramon de Oliveira**


III   J.P. Morgan Investment Partners, L.P., 60 Wall Street, New York, NY 10260

      J.P. Morgan Capital Corporation, General Partner

IV. J.P. Morgan Capital Management Company, L.L.C., 60 Wall Street, New York, NY 10260

      J.P. Morgan Investment Partners, L.P., Sole Member

      Jeffrey C. Walker, President, Chief Executive Officer, Managing Director Marcia Bateson, Managing Director
      Stephen Skoczylas, Managing Director
      Elisa Stein, Managing Director
      Sandra King, Vice President and Assistant Secretary
      Howard Lask, Vice President
      James P. Marriott, Vice President and Secretary
      Matt Cumiskey, Assistant Secretary

V. Sixty Wall Street Management Company, L.L.C., 60 Wall Street, New York, NY 10260

      J.P. Morgan Investment Partners, L.P., Sole Member

      Jeffrey C. Walker, President, Chief Executive Officer, Managing Director Marcia Bateson, Managing Director
      Elisa Stein, Managing Director
      Sandra King, Vice President and Assistant Secretary
      Howard Lask, Vice President
      James P. Marriott, Vice President and Secretary
      Matt Cumiskey, Assistant Secretary
------------------
1 Each of whom is a United States citizen.
* Principal occupation is director, executive officer or employee of J.P. Morgan Capital Corporation. Business address is c/o J.P. Morgan Capital Corporation, 60 Wall Street, New York, New York 10260.
** Principal occupation is director, executive officer of employee of J.P. Morgan Chase & Co. Business address is J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.
*** Principal occupation is Managing Director of J.P. Morgan Securities, Inc. Business address is c/o J.P. Morgan Securities, Inc., 60 Wall Street, New York, New York 10260.

VI. J.P. Morgan Capital Management Company, L.P., 60 Wall Street, New York, NY 10260

      J.P. Morgan Capital Management Company, L.L.C., General Partner

VII.  J.P. Morgan Capital, L.P., 60 Wall Street, New York, NY 10260

      J.P. Morgan Capital Management Company, L.P., General Partner

VIII. Sixty Wall Street Management Company, L.P., 60 Wall Street, New York, NY 10260

      Sixty Wall Street Management Company, L.L.C., General Partner

IX.   Sixty Wall Street Fund, L.P., 60 Wall Street, New York, NY 10260

      Sixty Wall Street Management Company, L.P., General Partner